Hotchkis & Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, CA 90017-5704

June 19, 2020

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Hotchkis & Wiley Funds (the “Trust”)
File Nos.: 333-68740 and 811-10487

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bank Global Fund Services, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on May 26, 2020, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 57 to the Trust’s Registration Statement on Form N-1A. PEA No. 57 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on April 17, 2020, for the purpose of registering shares of a new series of the Trust - the Hotchkis & Wiley International Small Cap Diversified Value Fund (the “Fund”).

The Trust will file PEA No. 58 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 57 and file updated exhibits to the Registration Statement.

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.

1.	Prospectus - Cover Page

Staff Comment: With respect to the Rule 30e-3 disclosure, please clarify the last sentence of the third paragraph. In particular, clarify whether “all funds held in your account” is referring to all funds held directly with the Funds, through a financial intermediary, or both. In addition, if a shareholder invests directly with the Fund, does the election to receive paper reports apply to all funds in Fund Complex? If so, please disclose as such.

Response: The Trust responds by revising the Rule 30e-3 language as follows:

Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all Funds held with the fund complex if you invest directly with the Fund.

2.	Prospectus - Fund Summary - Fees and Expenses of the Fund

Staff Comment: Please remove the second set of expense examples because there is not a sales load charged upon redemption. See Item 3, Instruction 4(f) to Form N-1A.

Response: The Trust responds by deleting the second set of expense examples.

3.	Prospectus - Fund Summary - Fees and Expenses of the Fund

Staff Comment: In the fees and expenses table, please add a line item for Acquired Fund Fees and Expenses (“AFFE”) given that the Fund expects to invest in other funds as a principal investment strategy. See Item 3, Instruction 3(f)(i) to Form N-1A.

Response: Based on its estimates for the current fiscal year, AFFE will not exceed 0.01% of the Fund’s average net assets. In the event that AFFE exceed 0.01% of the Fund’s average net assets in the future, the Fund confirms that such amounts will be included in the fee table.

4.	Prospectus - Fund Summary - Fees and Expenses of the Fund

Staff Comment: Please confirm that the Operating Expense Limitation Agreement will be filed as an exhibit to the Registration Statement. In addition, please ensure that the date of the expiration of the Expense Limitation Agreement is at least one year from the date of the Prospectus.

Response: The Trust confirms that it will file the Operating Expense Limitation Agreement as an exhibit to Post-Effective Amendment No. 58. In addition, the Trust responds by revising footnote (c) to the Fees and Expenses table as follows:

Hotchkis & Wiley Capital Management, LLC has contractually agreed to waive management fees and/or reimburse expenses (excluding sales loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, if any, expenses incurred in connection with any merger or reorganization and extraordinary expenses) through August 31, 2022 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not exceed certain limits: Class I - 0.99%, Class A - 1.24%, and Class Z - 0.99%. The agreement may only be terminated with the consent of the Board of Trustees.

5.	Prospectus - Fund Summary - Fees and Expenses of the Fund

Staff Comment: If the Advisor will recoup fees waived and/or expenses reimbursed, please disclose in a footnote to the fees and expenses table. If the Advisor can recoup fees waived and/or expenses reimbursed, briefly describe the terms of any recoupment (including that the Advisor’s ability to recoup lasts only three years from the time of the waiver and that any recoupment will not cause the Fund to exceed the expense limit in effect at the time of waiver or the expense limitation in effect at the time of recoupment).

Response: The Trust responds by noting that the Amended and Restated Operating Expense Limitation Agreement does not provide for the recoupment of waived fees and/or reimbursed expenses.

6.	Prospectus - Fund Summary - Principal Investment Strategy

Staff Comment: With respect to the strategy of the Fund investing a substantial portion of its assets in companies located in a single country, please state if the Fund intends to invest in a single country at launch. If so, disclose the name of the country in the Principal Investment Strategy and corresponding risks of investing in that country in the Fund’s Principal Investment Risks.

Response: No, the Fund will be invested in multiple countries at launch.

7.	Prospectus - Fund Summary - Principal Investment Strategy

Staff Comment: With respect to the Fund’s definition of small cap companies, please revise the disclosure to be more definitive and not use “like those found” in the definition. See Note 45 of the Names Rule Adopting Release.

Response: The Trust responds by revising the disclosure as follows:

The Advisor ~~currently~~ considers small cap companies to be those with market capitalizations ~~like those found in the~~ not greater than that of the largest company included in the MSCI World ex US Small Cap Index (the “Index”) at the time of investment. The market capitalization range of the Index changes constantly, but as of May 29, 2020 ~~[XXXXX, 2020]~~, the ~~range~~ total market capitalization of the largest company included in the Index was $9.7 billion ~~from [$XX to $XX]~~. ~~Market capitalization is measured at the time of initial purchase.~~

8.	Prospectus - Fund Summary - Principal Investment Strategy

Staff Comment: With respect to the Fund’s definition of small cap companies and the reference to the MSCI World ex US Small Cap Index, please disclose that the Fund invests in companies that are considered small cap in the country where the company is located.

Response: The Trust respectfully declines to revise the disclosure to include this statement. The Fund’s strategy contemplates investing in companies that are small-cap by international standards, as evidenced by referencing the MSCI World ex US Small Cap Index market capitalization.

9.	Prospectus - Fund Summary - Principal Investment Strategy

Staff Comment: Please clarify if the Fund intends to invest in unregistered investment companies as a principal investment strategy. If so, please revise the disclosure to include specific types of unregistered investment companies and any limits that apply to the Fund’s investment in those unregistered investment companies.

Response: The Trust responds by supplementally stating that the Fund will not invest in unregistered investment companies as a principal investment strategy. Therefore, the Trust has revised the disclosure as follows:

The Fund may also invest in other registered investment companies, including exchange-traded funds (“ETFs”).

10.	Prospectus - Fund Summary - Principal Investment Risks

Staff Comment: Please revise the “Capitalization Risk” caption to be more specific to risk of investing in small capitalization companies.

Response: The Trust responds by revising the risk caption as follows:

Small and Mid-Cap Companies ~~Capitalization~~ Risk. Investment in small and mid-cap companies may involve more risk than investing in larger, more established companies. Small and mid-cap companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. Should a product fail, or if management changes, or if there are other adverse developments, the Fund’s investment in a small or mid-cap company may lose substantial value. In addition, small and mid-cap companies may have less access to capital markets during times of market distress.

11.	Prospectus - Fund Summary - Principal Investment Risks

Staff Comment: With respect to “Industrial Sector Risk” and “Financial Sector Risk,” please add disclosure to the Fund Summary - Principal Investment Strategy to disclose that the Fund intends to invest a significant portion of its assets in companies in the industrial and financial sectors.

Response: The Trust responds by adding the requested disclosure to the principal investment strategies section.

12.	Prospectus - Fund Summary - Principal Investment Risks

Staff Comment: With respect to “Eurozone Risk,” please revise the disclosure in the Fund Summary - Principal Investment Strategy to include a reference to the European Union. In the alternative, state why revising the disclosure is not appropriate.

Response: The Trust responds by adding the requested disclosure to the principal investment strategies section.

13.	Prospectus - Shareholder Services - About Class I, Class A, and Class Z Shares - Class A Shares

Staff Comment: With respect to the second and third bullet points under “A reduced or waived sales charge on a purchase of Class A shares may apply for,” please identify by name each financial intermediary who has an agreement with the Distributor. See IM Guidance 2016-06 and Item 12(a)(2) of Form N-1A.

Response: At launch, the Fund will not be a party to any agreement with a financial intermediary where a reduced or waived sales charge may apply. In the event the Fund becomes a party to such an arrangement in the future, the Fund will undertake to update its disclosures.

14.	Prospectus - Shareholder Services - About Class I, Class A, and Class Z Shares - Class A Shares

Staff Comment: With respect to the disclosure that “Certain intermediaries may provide different sales charge waivers or discounts,” please disclose all waivers and discounts as required by Item 12(a)(2) of Form N-1A.

Response: At launch, the Fund will not be a party to any agreement with a financial intermediary where a reduced or waived sales charge will apply. In the event the Fund becomes a party to such an arrangement in the future, the Fund will undertake to update its disclosures.

15.	Prospectus - Shareholder Services - About Class I, Class A, and Class Z Shares - Class A Shares

Staff Comment: With respect to the disclosure that “Certain intermediaries may provide different Class A share CDSC waivers or discounts,” please identify by name each intermediary and the discounts they provide. In the alternative, delete the sentence. See Item 12(a)(2) of Form N-1A.

Response: At launch, the Fund will not be a party to any agreement with a financial intermediary where a reduced or waived sales charge will apply. In the event the Fund becomes a party to such an arrangement in the future, the Fund will undertake to update its disclosures.

16.	Prospectus - Shareholder Services - How to Buy, Sell, Transfer and Exchange Shares

Staff Comment: With respect to the disclosure regarding the Fund or transfer agent delaying mailing a shareholder’s proceeds, please clarify that the Funds may only delay mailing proceeds until the payment has cleared.

Response: The Trust responds by revising the disclosure as follows:

There are circumstances when proceeds could be longer including, but not limited to, if you make a redemption request before a Fund has collected payment for the purchase of shares, the Fund or the transfer may delay mailing your proceeds until your payment has cleared.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Alyssa Bernard of U.S. Bank Global Fund Services at (920) 360-7173 or alyssa.bernard@usbank.com.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds